UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Hemisphere Media Group, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

42365Q103

(CUSIP Number)

Hicks Muse Fund III Incorporated

2100 McKinney Avenue, Suite 1600

Dallas, Texas 75201

Telephone Number: (214) 740-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Robert L. Kimball

Vinson & Elkins L.L.P.

2001 Ross Avenue, Suite 3700

Dallas, Texas 75201

(214) 220-7700

December 15, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 42365Q103

1	Name of reporting person: Hicks, Muse, Tate & Furst Equity Fund III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,884,231 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 2,884,231 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 2,884,231 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 19.1% (See Item 5)
14	Type of reporting person (see instructions) PN

CUSIP NO. 42365Q103

1	Name of reporting person: HM3/GP Partners, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,884,231 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 2,884,231 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 2,884,231 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 19.1% (See Item 5)
14	Type of reporting person (see instructions) PN

CUSIP NO. 42365Q103

1	Name of reporting person: Hicks Muse GP Partners III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,972,582 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 2,972,582 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 2,972,582 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 19.7% (See Item 5)
14	Type of reporting person (see instructions) PN

CUSIP NO. 42365Q103

1	Name of reporting person: Hicks Muse Fund III Incorporated
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,972,582 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 2,972,582 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 2,972,582 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 19.7% (See Item 5)
14	Type of reporting person (see instructions) CO

CUSIP NO. 42365Q103

1	Name of reporting person: HM3 Coinvestors, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 88,351 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 88,351 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 88,351 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.6% (See Item 5)
14	Type of reporting person (see instructions) PN

CUSIP NO. 42365Q103

1	Name of reporting person: John R. Muse
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (See Item 5)
	8	Shared voting power 2,972,582 (See Item 5)
	9	Sole dispositive power 0 (See Item 5)
	10	Shared dispositive power 2,972,582 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 2,972,582 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 19.7% (See Item 5)
14	Type of reporting person (see instructions) IN

CUSIP NO. 42365Q103

1	Name of reporting person: Andrew S. Rosen
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,972,582 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 2,972,582 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 2,972,582 (See Item 5)
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 19.7% (See Item 5)
14	Type of reporting person (see instructions) IN

Item 1. Security and Issuer

The title and class of equity security to which this Schedule 13D relates is the Class A Common Stock (the “Class A Common Stock”), par value $0.0001 per share, of Hemisphere Media Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2000 Ponce de Leon Boulevard, Suite 500, Coral Gables, Florida 33134.

Item 2. Identity and Background

(a) Name of Persons filing this Statement (the “Filing Parties”):

Hicks, Muse, Tate & Furst Equity Fund III, L.P., a Delaware limited partnership (“Fund III”);

HM3/GP Partners, L.P., a Texas limited partnership (“HM3/GP Partners”);

Hicks Muse GP Partners III, L.P., a Texas limited partnership (“GP Partners III”);

Hicks Muse Fund III Incorporated, a Texas corporation (“Fund III Incorporated”);

HM3 Coinvestors, L.P., a Texas limited partnership (“HM3 Coinvestors”);

John R. Muse (“Mr. Muse”); and

Andrew S. Rosen (“Mr. Rosen”).

(b) – (c)

Fund III

Fund III is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of Fund III, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D, information with respect to HM3/GP Partners, the sole general partner of Fund III, is set forth below.

HM3/GP Partners

HM3/GP Partners is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including Fund III. The business address of HM3/GP Partners, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D, information with respect to GP Partners III, the sole general partner of HM3/GP Partners, is set forth below.

GP Partners III

GP Partners III is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including HM3/GP Partners and HM3 Coinvestors. The business address of GP Partners III, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D, information with respect to Fund III Incorporated, the sole general partner of GP Partners III, is set forth below.

Fund III Incorporated

Fund III Incorporated is a Texas corporation, the principal business of which is to serve as the general partner in various limited partnerships, including GP Partners III. The business address of Fund III Incorporated, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201.

Information with respect to John R. Muse, Andrew S. Rosen, David W. Knickel and William G. Neisel, each of whom serves as an executive officer of Fund III Incorporated, is set forth below under “Directors and Executive Officers.” In addition, each of Messrs. Muse and Rosen serve on a two-person committee that exercises voting and dispositive power over the shares beneficially owned by Fund III Incorporated.

HM3 Coinvestors

HM3 Coinvestors is a Texas limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of HM3 Coinvestors, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D, information with respect to GP Partners III, the sole general partner of HM3 Coinvestors, is set forth above.

John R. Muse

The principal business address of Mr. Muse is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Mr. Muse is presently an executive officer of Hicks, Muse & Co. Partners, L.P. (“Hicks Muse”), a private investment firm primarily engaged in leveraged acquisitions, recapitalizations and other principal investing activities.

Andrew S. Rosen

The principal business address of Mr. Rosen is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Mr. Rosen is presently an executive officer of Hicks Muse and Kainos Capital, LLC (“Kainos Capital”), a private investment firm primarily engaged in leveraged acquisitions, recapitalizations and other principal investing activities.

Directors and Executive Officers

The principal business address, occupation and employer of each of Messrs. Muse and Rosen are described above. The principal business address of each of David W. Knickel and William G. Neisel (the “Listed Persons”) is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Each of the Listed Persons is presently an executive officer of Hicks Muse and Kainos Capital.

(d) None of the Filing Parties or Listed Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Filing Parties or Listed persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On December 9, 2014, Cinema Aeropuerto, S.A. de C.V., a sociedad anónima de capital variable incorporated under the laws of the Mexican United States (“Cinema”), effected a reduction in its capital stock pursuant to which it executed and delivered to HM3/MVS, SPRL, a société privée à responsabilité limitée formed under the laws of Belgium and an indirect subsidiary wholly owned by Fund III and HM3 Coinvestors (“HM3”), a promissory note with a face value of €30’944,625.41 (the “Note”) as consideration for the capital shares of Cinema owned by HM3.

Subsequently, on December 15, 2014, after the Note was transferred to Fund III and HM3 Coinvestors, Cinema entered into a Substitution and Payment Agreement (the “Agreement”) with Fund III, HM3 Coinvestors and HM3. Pursuant to the Agreement, Fund III agreed to accept the transfer to it of 2,884,231 shares of Class A Common Stock owned by Cinema, and HM3 Coinvestors agreed to accept the transfer to it of 88,351 shares of Class A Common Stock owned by Cinema, collectively in lieu of a cash payment to satisfy Cinema’s obligations under the Note. Cinema transferred such shares of Class A Common Stock to Fund III and HM3 Coinvestors, as applicable, on the same date.

The foregoing description of the Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is filed hereto as Exhibit 1 and incorporated herein by reference.

Item 4. Purpose of Transaction

The information set forth in Item 3 above is hereby incorporated by reference into this Item 4, as applicable.

The Filing Parties acquired the shares of Class A Common Stock reported herein solely for investment purposes. The Filing Parties may make additional purchases of shares of Class A Common Stock, or may dispose of shares of Class A Common Stock, either in the open market or in private transactions, depending on the Issuer’s business, prospects and financial condition, the market for shares of the Class A Common Stock, the ability of the Filing Parties to dispose of shares pursuant to an effective registration statement under the Securities Act of 1933 or otherwise in compliance with applicable securities laws, general economic and industry conditions, financial and stock market conditions and other future developments.

The following describes plans or proposals that the Filing Parties may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) Although the shares of Class A Common Stock reported herein are restricted securities, the Filing Parties intend to dispose of some or all of such shares of Class A Common Stock at a future time to be determined in the sole discretion of the Filing Parties and/or from time to time, in each case in compliance with applicable securities laws, potentially through one or more transactions outside of the United States in accordance with Rule 903 of Regulation S under the Securities Act of 1933, one or more transactions exempt from the registration requirements of the Securities Act of 1933 and other applicable securities laws, or one or more transactions pursuant to an effective registration statement under the Securities Act of 1933. The Filing Parties reserve the right to change their intentions and develop other plans or proposals at any time, as they deem appropriate.

(b) None.

(c) None.

(d) None.

(e) None.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Filing Parties do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Filing Parties may change their plans or proposals in the future. In determining from time to time whether to sell the shares of Class A Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Filing Parties will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Filing Parties. The Filing Parties reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intentions with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a)

(1) Fund III may be deemed to beneficially own in the aggregate 2,884,231 shares of Class A Common Stock, representing approximately 19.1% of the outstanding shares of Class A Common Stock.

(2) HM3/GP Partners may be deemed to beneficially own in the aggregate 2,884,231 shares of Class A Common Stock, representing approximately 19.1% of the outstanding shares of Class A Common Stock.

(3) GP Partners III may be deemed to beneficially own in the aggregate 2,972,582 shares of Class A Common Stock, representing approximately 19.7% of the outstanding shares of Class A Common Stock.

(4) Fund III Incorporated may be deemed to beneficially own in the aggregate 2,972,582 shares of Class A Common Stock, representing approximately 19.7% of the outstanding shares of Class A Common Stock.

(5) HM3 Coinvestors may be deemed to beneficially own in the aggregate 88,351 shares of Class A Common Stock, representing approximately 0.6% of the outstanding shares of Class A Common Stock.

(6) Mr. Muse may be deemed to beneficially own in the aggregate 2,972,582 shares of Class A Common Stock, representing approximately 19.7% of the outstanding shares of Class A Common Stock.

(7) Mr. Rosen may be deemed to beneficially own in the aggregate 2,972,582 shares of Class A Common Stock, representing approximately 19.7% of the outstanding shares of Class A Common Stock.

The above percentages are based on (i) the 12,125,889 shares of Class A Common Stock reported as outstanding on the Issuer’s Form 10-Q filed on November 12, 2014, and (ii) the conversion of 2,972,582 shares of Class B Common Stock of the Issuer into 2,972,582 shares of Class A Common Stock and the subsequent transfer to Fund III and HM3 Coinvestors of such shares of Class A Common Stock as described in Item 3 above.

None of the Listed Persons owns, beneficially or of record, any shares of Class A Common Stock.

(b)

(1) Fund III has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,884,231 shares of Class A Common Stock as a result of the relationships described in (A) below.

(2) HM3/GP Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,884,231 shares of Class A Common Stock as a result of the relationships described in (A) below.

(3) GP Partners III has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,972,582 shares of Class A Common Stock as a result of the relationships described in (A) below.

(4) Fund III Incorporated has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,972,582 shares of Class A Common Stock as a result of the relationships described in (A) below.

(5) HM3 Coinvestors has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 88,351 shares of Class A Common Stock as a result of the relationships described in (A) below.

(6) Mr. Muse has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,972,582 shares of Class A Common Stock as a result of the governance structure described in (B) below.

(7) Mr. Rosen has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,972,582 shares of Class A Common Stock as a result of the governance structure described in paragraph (C) below.

(A) HM3/GP Partners is the sole general partner of Fund III and, therefore, may be deemed to be the beneficial owner of the shares of Class A Common Stock owned of record by Fund III. GP Partners III is the sole general partner of HM3/GP Partners and HM3 Coinvestors and, therefore, may be deemed to be the beneficial owner of the shares of Class A Common Stock beneficially owned by HM3/GP Partners and the shares of Class A Common Stock owned of record by HM3 Coinvestors. Fund III Incorporated is the sole general partner of GP Partners III and, therefore, may be deemed to be the beneficial owner of the shares of Class A Common Stock beneficially owned by GP Partners III. All of the 2,884,231 shares of Class A Common Stock for which Fund III has shared voting and dispositive power are held of record by Fund III. Of the shares of Class A Common Stock for which HM3/GP Partners, GP Partners III and Fund III Incorporated have shared voting and dispositive power, none of such shares are held of record by any of HM3/GP Partners, GP Partners III or Fund III Incorporated. All of the 88,351 shares of Class A Common Stock for which HM3 Coinvestors has shared voting and dispositive power are held of record by HM3 Coinvestors.

(B) Of the 2,972,582 shares of Class A Common Stock for which Mr. Muse has shared voting and dispositive power, none of such shares are held of record by Mr. Muse and such shared voting and dispositive power is a result of Mr. Muse being a member of the two-person committee that exercises voting and dispositive power over the shares beneficially owned by Fund III Incorporated.

(C) Of the 2,972,582 shares of Class A Common Stock for which Mr. Rosen has shared voting and dispositive power, none of such shares are held of record by Mr. Rosen and such shared voting and dispositive power is a result of Mr. Rosen being a member of the two-person committee that exercises voting and dispositive power over the shares beneficially owned by Fund III Incorporated.

None of the Listed Persons owns, beneficially or of record, any shares of Class A Common Stock or has any voting or dispositive power over any shares of Class A Common Stock.

Each of the Filing Parties expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares of Class A Common Stock covered by this statement not owned by him or it of record.

(c) The information set forth in Item 3 above is hereby incorporated by reference into this Item 5(c), as applicable. None of the Filing Parties, or to the Filing Parties’ knowledge, the Listed Persons, has effected transactions in shares of Class A Common Stock in the past sixty days, other than with respect to the shares of Class A Common Stock reported herein.

(d) The right to receive dividends on, and proceeds from the sale of, the shares of Class A Common Stock held of record by the applicable Filing Parties and beneficially owned by their respective sole general partners described in paragraphs (a) and (b) above is governed by their respective limited partnership agreements of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership interests.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 above is hereby incorporated by reference into this Item 6, as applicable.

Item 7. Material to be Filed as Exhibits

1. Convenio de Dación en Pago (Substitution and Payment Agreement) dated December 15, 2014, by and among Fund III, HM3 Coinvestors, HM3 and Cinema (incorporated by reference to Exhibit 99.1 to Amendment No. 1 to Schedule 13D of the Issuer, filed with the Commission by Cinema on December 16, 2014).

2. Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated December 29, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2014	HICKS, MUSE, TATE & FURST EQUITY FUND III, L.P.

	By:	HM3/GP Partners, L.P.,
its general partner

	By:	Hicks, Muse GP Partners III, L.P.,
its general partner

	By:	Hicks Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2014	HM3/GP PARTNERS, L.P.

	By:	Hicks, Muse GP Partners III, L.P.,
its general partner

	By:	Hicks Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2014	HICKS MUSE GP PARTNERS III, L.P.

	By:	Hicks Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2014	HICKS MUSE FUND III INCORPORATED

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2014	HM3 COINVESTORS, L.P.

	By:	Hicks Muse GP Partners III, L.P.,
its general partner

	By:	Hicks Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2014

/s/ David W. Knickel
John R. Muse (By David W. Knickel, Attorney-in- Fact, pursuant to the Power of Attorney, dated December 23, 2014, filed with the Securities and Exchange Commission as Exhibit 24.1 to Form 3 filed by Hicks, Muse, Tate & Furst Equity Fund III, L.P. on December 29, 2014)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2014

/s/ David W. Knickel
Andrew S. Rosen (By David W. Knickel, Attorney-in- Fact, pursuant to the Power of Attorney, dated December 22, 2014, filed with the Securities and Exchange Commission as Exhibit 24.2 to Form 3 filed by Hicks, Muse, Tate & Furst Equity Fund III, L.P. on December 29, 2014)

EXHIBIT INDEX

1.	Convenio de Dación en Pago (Substitution and Payment Agreement) dated December 15, 2014, by and among Fund III, HM3 Coinvestors, HM3 and Cinema (incorporated by reference to Exhibit 99.1 to Amendment No. 1 to Schedule 13D of the Issuer, filed with the Commission by Cinema on December 16, 2014).

2.	Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated December 29, 2014.